UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF REGIONAL MANAGER
Medellin, Colombia, September 24, 2009
Today, Luz Maria Velasquez Zapata accepted her appointment as Regional Manager of Retail and Small and Medium Enterprises (“SME”) Banking for the Antioquia region and as legal representative of Bancolombia S.A. (“Bancolombia”) (NYSE:CIB).
Ms. Velasquez holds a degree in Business Administration from EAFIT University in Medellin, with studies in marketing, product management and strategic planning. She has been an employee of the Bank since 1993. Ms.Velasquez was formerly the Director of the Credit and Debit Cards Unit of the Bank and is currently a member of the Board of Directors of Credibanco.
Ms. Velasquez will become a legal representative of Bancolombia upon approval of her position by the Colombian Superintendency of Finance.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 24, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance